SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)*

                                 GameStop Corp.
                              ---------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 36 466R 10 1**
                               -------------------
                                 (CUSIP Number)

                                November 12, 2004
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This CUSIP number relates only to the Class A Common Stock of the Issuer. Prior to November 12, 2004, the Class B Common Stock was convertible on a one-for-one basis into shares of Class A Common Stock.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     1 of 7
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                                  SCHEDULE 13G/A

CUSIP NO. 36 466R 10 1                                               Page 2 of 7

_____________________________________________________________________________
     NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
     Barnes & Noble, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                     (b) [X]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              0
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________
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                                  SCHEDULE 13G

CUSIP NO. 36 466R 10 1                                               Page 3 of 7

_____________________________________________________________________________
     NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
     B. Dalton Bookseller, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                     (b) [X]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              0
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     OO
_____________________________________________________________________________
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                                  SCHEDULE 13G

CUSIP NO. 36 466R 10 1                                               Page 4 of 7

Item 1(a).     Name of Issuer:

               GameStop Corp. (the "Company")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               2250 William D. Tate Avenue, Grapevine, Texas 76051

Items 2(a),
  (b) and (c). Name of Persons Filing, Address of Principal Business Office and
               Citizenship:

               This statement on Schedule 13G is filed by Barnes & Noble, Inc., a Delaware corporation ("B&N"), B. Dalton Bookseller, LLC, a Delaware limited liability company, and a wholly-owned subsidiary of B&N ("B. Dalton"), which is the successor entity to B. Dalton Bookseller, Inc., a Minnesota corporation,and B&N GameStop Holding Corp., a Delaware corporation. The principal business office of B&N and B. Dalton is 122 Fifth Avenue, New York, New York 10011.

Item 2(d).     Title of Class of Securities:

               Class A Common Stock, par value $0.001 per share, of the Company (the "Class A Common Stock").

Item 2(e).     CUSIP Number:

               36 466R 10 1 (This CUSIP number relates only to the Class A Common Stock of the Issuer. Prior to November 12, 2004, the Class B Common Stock was convertible on a one-for-one basis into shares of Class A Common Stock.)

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Persons Filing are a:

               Not applicable.

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    0

               (b)  Percent of class:

                    0%

               (c)  Number of shares to which such person has:

                    (i)   Sole power to vote or direct the vote: 0%

                                  SCHEDULE 13G

CUSIP NO. 36 466R 10 1                                               Page 5 of 7

                    (ii)  Shared power to vote or direct the vote: 0

                    (iii) Sole power to dispose or to direct the disposition
                          of: 0%

                    (iv) Shared power to dispose of or direct the disposition of: 0

Item 5.        Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of a Group.

               Not Applicable.

Item 10.       Certification.

               Not Applicable.

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                                  SCHEDULE 13G

CUSIP NO. 36 466R 10 1                                               Page 6 of 7

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 16, 2004.

                                   BARNES & NOBLE, INC.

                                   By: /s/ Joseph Lombardi
                                       ----------------------------------------
                                       Joseph Lombardi, Chief Financial Officer


                                   B. DALTON BOOKSELLER, LLC

                                   By: /s/ Joseph Lombardi
                                       ----------------------------------------
                                       Joseph Lombardi, Chief Financial Officer

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                                  SCHEDULE 13G

CUSIP NO. 36 466R 10 1                                              Page 7 of 7

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the securities of the issuer and further agree that this Agreement be included as an exhibit to such filing. The parties to the Agreement expressly authorize each other to file on each others behalf any and all amendments to such statement.

     IN WITNESS WHEREOF, the parties have executed this Agreement on November 16, 2004.

                                   BARNES & NOBLE, INC.

                                   By: /s/ Joseph Lombardi
                                       ----------------------------------------
                                       Joseph Lombardi, Chief Financial Officer


                                   B. DALTON BOOKSELLER, LLC

                                   By: /s/ Joseph Lombardi
                                       ----------------------------------------
                                       Joseph Lombardi, Chief Financial Officer